 Exhibit 99.1

TransAlta Corporation Announces Results of the Annual and Special Meeting of Shareholders and Election of all Directors

CALGARY, AB, April 28, 2023 /CNW/ - TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta" or the "Company") held its Annual and Special Meeting of Shareholders ("the Meeting") on April 28, 2023.  The total number of common shares represented by shareholders at the Meeting and by proxy was 151,051,401, representing 56.49 per cent of the Company's outstanding common shares.

The following resolutions were considered by shareholders:

Election of Directors

The thirteen director nominees proposed by management were elected.  The votes by ballot were received as follows:

Nominee	Votes For	Per cent	Withheld	Per cent
Rona H. Ambrose	148,554,412	99.33%	1,009,260	0.67%
John P. Dielwart	149,100,353	99.69%	463,320	0.31%
Alan J. Fohrer	148,745,934	99.45%	817,738	0.55%
Laura W. Folse	148,974,621	99.61%	589,050	0.39%
Harry A. Goldgut	149,070,660	99.67%	493,012	0.33%
John H. Kousinioris	149,135,402	99.71%	428,271	0.29%
Candace J. MacGibbon	138,099,843	92.34%	11,463,829	7.66%
Thomas M. O'Flynn	136,442,018	91.23%	13,121,655	8.77%
Bryan D. Pinney	148,707,763	99.43%	855,909	0.57%
James Reid	149,129,758	99.71%	433,915	0.29%
Manjit K. Sharma	149,024,498	99.64%	539,174	0.36%
Sandra R. Sharman	148,064,047	99.00%	1,499,624	1.00%
Sarah A. Slusser	149,092,994	99.69%	470,677	0.31%

Appointment of Auditors

The appointment of Ernst & Young LLP to serve as the auditors for 2023 was approved.  The votes by ballot were received as follows:

Votes For	Per cent	Withheld	Per cent
138,102,736	91.43%	12,948,564	8.57%

Advisory Vote on Executive Compensation (also known as "say-on-pay")

The advisory vote on the Company's approach to executive compensation or say-on-pay was approved.  The votes by ballot were received as follows:

Votes For	Per cent	Withheld	Per cent
143,910,549	96.22%	5,653,122	3.78%

Increase of Shares Issuable Under the Share Unit Plan

The resolution approving the Company's increase of shares issuable under the Share Unit Plan was approved.  The votes by ballot were received as follows:

Votes For	Per cent	Withheld	Per cent
148,519,290	98.32%	2,532,106	1.68%

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 68 per cent reduction in GHG emissions or 22 million tonnes since 2015 and has received scores of A- from CDP and A from MSCI.

For more information about TransAlta, visit its website at transalta.com.

View original content:https://www.prnewswire.com/news-releases/transalta-corporation-announces-results-of-the-annual-and-special-meeting-of-shareholders-and-election-of-all-directors-301811422.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2023/28/c9404.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 21:22e 28-APR-23